Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
Commission File Number for Registration Statement
on Form S-4: 333-173050
RehabCare and Kindred Healthcare
Combining Our Strengths
April 25, 2011
Dear Colleague,
For more than the past two months, we have been communicating and responding to your questions through ongoing editions of Combining Our Strengths. This week, in addition to answering your questions, we wanted to take a few moments to talk a little bit more about Kindred, our culture, and our commitment to deliver patient-focused, quality-driven, integrated post-acute care in local markets.
Kindred’s care approach is to provide a continuum of post-acute care in local healthcare delivery markets. Our management philosophy is to focus on our people, on quality and customer service and our business results will follow. This philosophy is the cornerstone of our culture and has helped drive the success of this organization. Our patients, employees and customers define the expectations of the care delivered by Kindred professionals, and our goal is to always exceed their expectations.
Part of our culture is that our offices in Louisville, KY, are not known as headquarters, or the corporate offices, but rather the Support Center. Truly the role of the professionals at the Support Center is to ensure that caregivers, therapists and operators in the field have the tools, resources and best environment to provide high quality care to our patients. Those at the frontlines of delivering care and rehab services define Kindred’s achievements, and they will continue to do so after the close.
Once again, thank you for submitting your questions and now we’d like to take the opportunity to respond:
Currently I am a PRN employee for RehabCare and I am allowed to participate in 401k as a PRN employee. When kindred takes over will I lose this benefit?
Currently, PRN employees at Kindred are not eligible for the 401(k) plan. However, PRN participation in the 401(k) will be taken into consideration as we develop a comprehensive benefit program for the combined company for 2012.
I worked fulltime for Peoplefirst from June 2007 to November 2010, then went PRN with Peoplefirst and full time with RehabCare. There has been no employment gap with Peoplefirst. How will the merger handle my seniority? Will I be able to keep my seniority with the company that I have been with the longest? What will happen with my PRN job and rate?
While every situation is unique, and not knowing all of the specific details it would appear that in this situation, your seniority would be based upon your initial current employment date with Peoplefirst in June 2007 because there was no gap in your employment. Your base pay will not be reduced in 2011, but salaries and rates for employees currently working for both companies will be reviewed and addressed on a case-by-case basis after the close.
After the close, will there be any uniform changes for the rehab departments of RehabCare?
Currently, the uniform policy for Kindred varies by location based upon the customer and facility management needs and practices. However, as Peoplefirst does have a uniform policy, and RehabCare does not have a consistent uniform policy, we will be looking to adopt a company wide uniform policy after the close. This policy will remain sensitive to the needs of the client.
continued

For the past few years, RehabCare has allowed use or lose PDO earned in one year to be taken by March 15 of the following year. Will this be the case for RehabCare PDO earned during 2011? We will have until March 15, 2012, to use this PDO?
The “use or lose” policy applies only to RehabCare corporate employees and Directors of Operation, and we do not expect change in your ability to carry time forward into 2012. No one will forfeit any time that has already been earned when the companies are combined. This is a policy that will be reviewed and addressed as we develop a comprehensive benefit program for the combined company in 2012.
Currently, I am employed in a full time employee status at 72 hours per pay period at Triumph. To retain full time status at Kindred, will this change to 80 hours per pay period?
At Kindred, full-time employment status begins at 30 hours per week. Therefore, with the two-week pay period you would still be a full-time employee after the close.
While we move forward, I want to remind everyone that until the close of the transaction, Kindred and RehabCare are competitors. From a legal and business perspective, it is critically important to maintain the businesses as completely independent from one another.
As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@ rehabcare.com or share it with
Patti Williams (corporate)
at pswilliams@rehabcare.com,
Brock Hardaway (Triumph)
at bhardaway@triumph-healthcare.com,
Mary Pat Welc (HRS)
at mpwelc@rehabcare.com,
or Pat Henry (SRS)
at pmhenry@rehabcare.com.
Thank you for your support and continued patience as we move through this process.
Thanks for all you do!

Benjamin A. Breier
Chief Operating Officer
Kindred Healthcare
Please feel free to print this out and post it on your bulletin board.
continued

Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www. kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.